UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: August 6, 2015

Commission file number 1-32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay LNG Partners L.P. dated August 6, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

Date: August 6, 2015	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)

TEEKAY LNG PARTNERS REPORTS

SECOND QUARTER 2015 RESULTS

Highlights

•	Generated distributable cash flow of $65.8 million in the second quarter of 2015, up 7 percent from the same period of the previous year.

•	Declared second quarter 2015 cash distribution of $0.70 per unit.

•

In June 2015, secured 13-year charter contract with BP Shipping Limited for up to two LNG carrier newbuildings, which increases Teekay LNG’s forward fixed-rate revenues to $11.4 billion; ordered two MEGI LNG carrier newbuildings, with an option for one additional vessel.

Hamilton, Bermuda, August 6, 2015 – Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter ended June 30, 2015. During the second quarter of 2015, the Partnership generated distributable cash flow(1) of $65.8 million, compared to $61.5 million in the same period of the prior year. The increase in distributable cash flow was primarily due to lower interest expense resulting from the December 2014 termination of capital leases for, and the subsequent refinancing of, three 70 percent-owned liquefied natural gas (LNG) carriers and an increase in the charter rates for the Partnership’s four 33 percent-owned LNG carriers servicing the Angola LNG project and two of the Partnership’s Suezmax tankers. These increases were partially offset by the termination of the charter contract for the Partnership’s 52 percent-owned Magellan Spirit LNG carrier in March 2015 (which termination the Partnership’s Malt Joint Venture is currently disputing), the scheduled expiration of the charter contract for the Partnership’s 52 percent-owned Methane Spirit LNG carrier in March 2015 and the sale of one 2001-built conventional tanker in August 2014.

On July 2, 2015, the Partnership declared a cash distribution of $0.70 per unit for the quarter ended June 30, 2015. The cash distribution will be paid on August 14, 2015 to all unitholders of record on July 14, 2015.

CEO Commentary

“The Partnership generated stronger than expected cash flow coverage for the second quarter, primarily due to higher than expected revenues from our Exmar LPG and Angola joint ventures,” commented Peter Evensen, Chief Executive Officer of Teekay GP LLC. “We also successfully secured contracts with BP for its Freeport LNG volumes. This is our second U.S. LNG export project and will add to the Partnership’s strong portfolio of long-term fee-based contracted cash flows with up to two vessels operating under fixed-rate contracts commencing in 2019. This transaction further supports our belief that fuel-efficient MEGI LNG carriers are becoming the new standard in global LNG shipping.”

Mr. Evensen continued, “The Partnership’s cash flows are stable and growing, supported by a large and diversified portfolio of long-term fee-based contracts of $11.4 billion with an average remaining contract duration of approximately 13 years and no direct commodity price exposure. Despite the current volatility in the energy markets, the long-term fundamentals in the LNG market remain attractive. With a strong pipeline of contracted growth projects and access to competitive bank financing and multiple capital markets, we believe the Partnership is well-positioned for further distributable cash flow growth.”

(1)

Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income which are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

Teekay LNG Partners L.P.    Investor Relations Tel: +1 604 844-6654    www.teekaylng.com

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Recent Transactions

Charter Contacts with BP for up to Two LNG Carrier Newbuilds

In June 2015, Teekay LNG entered into a 13-year charter contract with BP Shipping Limited (BP) for one LNG carrier newbuilding, plus an option exercisable by BP by the end of the third quarter of 2015 for one additional LNG carrier charter under similar terms. The vessels, including the optional charter if exercised by BP, will primarily provide LNG transportation of BP’s LNG volumes from the Freeport LNG project located on Quintana Island near Freeport, Texas, which is scheduled for start-up in 2018 and will consist of three LNG trains with a total capacity of 13.2 million metric tonnes per annum.

In connection with the signing of the BP contracts, the Partnership ordered two fuel-efficient 174,000 cubic meter LNG carrier newbuildings to be constructed by Hyundai Samho Heavy Industries Co., Ltd. of South Korea for a fully built-up cost of approximately $425 million, scheduled for delivery in the first quarter of 2019. As part of the order, the Partnership received an option to order one additional vessel. These newbuildings will be constructed with M-type, Electronically Controlled, Gas Injection (MEGI) twin engines, which are designed to be significantly more fuel-efficient and have lower emission levels than engines currently used in LNG shipping.

Financial Summary

The Partnership reported adjusted net income attributable to the partners(1) of $39.5 million for the quarter ended June 30, 2015, compared to $42.6 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of increasing net income by $18.6 million and $1.1 million for the three months ended June 30, 2015 and 2014, respectively, primarily relating to unrealized gains and losses on derivative instruments and foreign currency exchange gains and losses, as detailed in Appendix A to this release. Including these items, the Partnership reported net income attributable to the partners, on a GAAP basis, of $58.1 million and $43.6 million for the three months ended June 30, 2015 and 2014, respectively.

Adjusted net income attributable to the partners for the three months ended June 30, 2015 decreased from the same period in the prior year, primarily due to the Magellan Spirit LNG carrier grounding incident and disputed off-hire and related charter contract termination during the first quarter of 2015, the scheduled expiration of the charter contract for the Methane Spirit LNG carrier in mid-March 2015 and the sale of one conventional tanker in August 2014, partially offset by the termination of capital leases for, and the subsequent refinancing at a lower interest rate of, three LNG carriers owned by the Partnership’s RasGas II Joint Venture in December 2014, and the acquisition of one LPG carrier, the Norgas Napa, in November 2014.

For accounting purposes, the Partnership is required to recognize the changes in the fair value of its outstanding derivative instruments that are not designated as hedges for accounting purposes in net income. This method of accounting does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized gains or losses on the consolidated statements of income as detailed in notes 1, 2 and 3 to the Consolidated Statements of Income and Comprehensive Income included in this release.

(1)

Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income which are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

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Operating Results

The following table highlights certain financial information for Teekay LNG’s two segments: the Liquefied Gas Segment and the Conventional Tanker Segment (please refer to the “Teekay LNG’s Fleet” section of this release below and Appendices C through F for further details).

	Three Months Ended			Three Months Ended
	June 30, 2015			June 30, 2014
	(unaudited)			(unaudited)
(in thousands of U.S. Dollars)	Liquefied Gas Segment	Conventional Tanker Segment	Total	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues(i)	77,466	20,769	98,235	76,897	23,259	100,156
Vessel operating expenses	(16,127)	(7,975)	(24,102)	(14,746)	(9,574)	(24,320)
Depreciation and amortization	(18,004)	(5,205)	(23,209)	(17,888)	(5,642)	(23,530)

CFVO from consolidated vessels(ii)	60,290	11,466	71,756	61,947	9,703	71,650
CFVO from equity accounted vessels(iii)	47,942	—	47,942	50,894	—	50,894
Total CFVO(ii)(iii)	108,232	11,466	119,698	112,841	9,703	122,544

(i)

Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix C for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(ii)

Cash flow from vessel operations (CFVO) from consolidated vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts included in voyage revenues, (c) adjustments for direct financing leases to a cash basis, realized gains or losses on the Toledo Spirit derivative contract and the revenue for two Suezmax tankers recognized on a cash basis. CFVO is included because certain investors use this measure to assess a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income, equity income or any other indicator of the Partnership’s performance required by GAAP. Please see Appendix E for a reconciliation of CFVO from consolidated vessels (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

(iii)

The Partnership’s equity accounted investments for the three months ended June 30, 2015 and 2014 includes the Partnership’s proportionate share of its equity accounted vessels’ CFVO. Please see Appendix F for a description and reconciliation of CFVO from equity accounted vessels (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

Liquefied Gas Segment

Cash flow from vessel operations from the Partnership’s Liquefied Gas segment, excluding equity accounted vessels, was $60.3 million in the second quarter of 2015 compared to $61.9 million in the same quarter of the prior year. The decrease was primarily due to the depreciation of the Euro against the U.S. Dollar compared to the same quarter of the prior year and increased project-related costs. These decreases were partially offset by the acquisition of the Norgas Napa in November 2014 and charter rate adjustments associated with the Arctic Spirit and Polar Spirit.

Cash flow from vessel operations from the Partnership’s equity accounted vessels in the Liquefied Gas segment was $47.9 million in the second quarter of 2015 compared to $50.9 million in the same quarter of the prior year. The decrease was primarily due to the disputed termination of the charter contract for the Magellan Spirit in March 2015 and the scheduled expiration of the charter contract for the Methane Spirit in mid-March 2015. Both the Magellan Spirit and Methane Spirit are owned through the Partnership’s 52 percent interest in the Malt Joint Venture with Marubeni Corporation. The decreases were partially offset by increased charter rates for the Partnership’s four 33 percent-owned LNG carriers servicing the Angola LNG project and increased cash flows from the Partnership’s 50 percent-owned LPG joint venture, Exmar LPG BVBA, as a result from the addition of four LPG newbuildings delivered during 2014 and early 2015, net of the sale of four older LPG carriers during 2014.

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Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s Conventional Tanker segment increased to $11.5 million in the second quarter of 2015 compared to $9.7 million in the same quarter of the prior year. The increase is due to higher charter rates earned by the Partnership’s two Suezmax tankers, the Bermuda Spirit and Hamilton Spirit, which reverted back to their original higher rates in October 2014 after a two-year reduction, partially offset by the sale of one 2001-built Suezmax tanker in August 2014.

Teekay LNG’s Fleet

The following table summarizes the Partnership’s fleet as of August 1, 2015:

	Number of Vessels
	Owned Vessels		In- Chartered Vessels		Newbuildings		Total
LNG Carrier Fleet	29	(i)	—		21	(i)	50
LPG/Multigas Carrier Fleet	19	(ii)	3	(iii)	8	(iii)	30
Conventional Tanker Fleet	8		—		—		8

Total	56		3		29		88

(i)	The Partnership’s ownership interests in these vessels range from 20 percent to 100 percent.
(ii)	The Partnership’s ownership interests in these vessels range from 50 percent to 99 percent.
(iii)	The Partnership’s interest in these vessels is 50 percent.

Liquidity and Continuous Offering Program Update

In 2013, the Partnership implemented a continuous offering program (COP) under which the Partnership may issue new common units at market prices up to a maximum aggregate amount of $100 million. During the second quarter of 2015, the Partnership sold an aggregate of 279,792 common units under the COP, generating net proceeds of approximately $9.6 million. Since initiation of the program, the Partnership has sold an aggregate of 1,614,326 common units under the COP, generating net proceeds of approximately $63.0 million (including the general partner’s 2 percent contribution and net of offering costs).

As of June 30, 2015, the Partnership had total liquidity of $244.1 million (comprised of $107.0 million in cash and cash equivalents and $137.1 million in undrawn credit facilities).

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Conference Call

The Partnership plans to host a conference call on Thursday, August 6, at 11:00 a.m. (ET) to discuss the results for the second quarter of 2015. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 505-9573 or (416) 204-9498, if outside North America, and quoting conference ID code 9263289.

•	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekay.com (the archive will remain on the web site for a period of 30 days).

A supporting Second Quarter 2015 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

The conference call will be recorded and made available until Thursday, August 20, 2015. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 9263289.

About Teekay LNG Partners L.P.

Teekay LNG Partners is one of the world’s largest independent owners and operators of LNG carriers, providing LNG, LPG and crude oil marine transportation services primarily under long-term, fixed-rate charter contracts through its interests in 50 LNG carriers (including one LNG regasification unit and 21 newbuildings), 30 LPG/Multigas carriers (including three in-chartered LPG carriers and eight newbuildings) and eight conventional tankers. The Partnership’s interests in these vessels range from 20 to 100 percent. Teekay LNG Partners L.P. is a publicly-traded master limited partnership (MLP) formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.

Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-6442

Website: www.teekay.com

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Teekay LNG Partners L.P.

Consolidated Statements Of Income And Comprehensive Income

(in thousands of U.S. Dollars, except units outstanding)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2015	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Voyage revenues	98,608	97,326	101,323	195,934	202,813
Voyage expenses	(373)	(318)	(1,167)	(691)	(2,500)
Vessel operating expenses	(24,102)	(21,634)	(24,320)	(45,736)	(48,576)
Depreciation and amortization	(23,209)	(23,569)	(23,530)	(46,778)	(47,640)
General and administrative	(7,068)	(6,708)	(6,254)	(13,776)	(12,662)

Income from vessel operations	43,856	45,097	46,052	88,953	91,435
Equity income(1)	29,002	18,058	32,924	47,060	53,297
Interest expense	(11,153)	(10,104)	(15,068)	(21,257)	(29,899)
Interest income	611	734	572	1,345	1,220
Realized and unrealized gain (loss) on derivative instruments(2)	10,888	(14,032)	(16,335)	(3,144)	(23,856)
Foreign exchange (loss) gain (3)	(9,546)	25,930	(66)	16,384	(845)
Other income	335	443	208	778	426

Net income before tax (expense) recovery	63,993	66,126	48,287	130,119	91,778
Income tax (expense) recovery	(258)	225	(375)	(33)	(770)

Net income	63,735	66,351	47,912	130,086	91,008

Other comprehensive income (loss):
Unrealized gain (loss) on qualifying cash flow hedging instrument in equity accounted joint ventures net of amounts reclassified to equity income, net of tax	919	(611)	(730)	308	(1,282)

Comprehensive income	64,654	65,740	47,182	130,394	89,726

Non-controlling interest in net income	5,642	3,283	4,263	8,925	9,113
General Partner’s interest in net income	8,568	8,642	7,528	17,210	14,683
Limited partners’ interest in net income	49,525	54,426	36,121	103,951	67,212
Weighted-average number of common units outstanding:
– Basic	78,590,812	78,514,335	74,212,834	78,552,784	74,206,221
– Diluted	78,659,264	78,553,194	74,255,543	78,609,057	74,252,842
Total number of common units outstanding at end of period	78,813,676	78,537,584	74,212,891	78,813,676	74,212,891

(1)

Equity income includes unrealized gains/losses on non-designated derivative instruments, any ineffectiveness for derivative instruments designated as hedges for accounting purposes and gains on sale of vessels as detailed in the table below:

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	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2015	2015	2014	2015	2014
Equity income	29,002	18,058	32,924	47,060	53,297
Proportionate share of unrealized (gain) loss on non-designated derivative instruments	(8,082)	1,126	979	(6,956)	2,032
Proportionate share of ineffective portion of hedge accounted interest rate swap	(394)	394	—	—	—
Proportionate share of gains on sale of vessels	—	—	(9,772)	—	(8,806)

Equity income excluding unrealized gains/losses on designated and non-designated derivative instruments and gains on sale of vessels	20,526	19,578	24,131	40,104	46,523

(2)

The realized losses relate to the amounts the Partnership actually paid to settle derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2015	2015	2014	2015	2014
Realized losses relating to:
Interest rate swaps	(7,319)	(7,305)	(10,020)	(14,624)	(19,264)
Toledo Spirit time-charter derivative contract	—	(570)	(224)	(570)	(224)

	(7,319)	(7,875)	(10,244)	(15,194)	(19,488)

Unrealized gains (losses) relating to:
Interest rate swap agreements	17,424	(4,357)	(5,391)	13,067	(1,368)
Interest rate swaption	593	—	—	593	—
Toledo Spirit time-charter derivative contract	190	(1,800)	(700)	(1,610)	(3,000)

	18,207	(6,157)	(6,091)	12,050	(4,368)

Total realized and unrealized gains (losses) on derivative instruments	10,888	(14,032)	(16,335)	(3,144)	(23,856)

(3)

For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the Consolidated Statements of Income and Comprehensive Income.

Foreign exchange (loss) gain includes realized (losses) gains relating to the amounts the Partnership (paid) received to settle the Partnership’s non-designated cross-currency swaps that were entered into as economic hedges in relation to the Partnership’s Norwegian Kroner (NOK) denominated unsecured bonds. The Partnership issued NOK 700 million, NOK 900 million, and NOK 1,000 million of unsecured bonds between May 2012 and May 2015. Foreign exchange (loss) gain also includes unrealized gains (losses) relating to the change in fair value of such derivative instruments, partially offset by unrealized gains (losses) on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2015	2015	2014	2015	2014
Realized losses on cross-currency swaps	(1,488)	(1,401)	(275)	(2,889)	(640)
Unrealized losses on cross-currency swaps	(1,741)	(17,045)	(7,729)	(18,786)	(3,812)
Unrealized gains (losses) on revaluation of NOK bonds	1,415	16,216	6,307	17,631	2,654

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Teekay LNG Partners L.P.

Consolidated Balance Sheets

(in thousands of U.S. Dollars)

	As at June 30,	As at March 31,	As at December 31,
	2015	2015	2014
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	106,991	106,410	159,639
Restricted cash – current	8,899	8,999	3,000
Accounts receivable	14,519	12,536	11,265
Prepaid expenses	4,055	5,390	3,975
Current portion of net investments in direct financing leases	19,759	19,350	15,837
Advances to affiliates	10,714	17,254	11,942

Total current assets	164,937	169,939	205,658

Restricted cash – long-term	46,323	47,633	42,997
Vessels and equipment
At cost, less accumulated depreciation	1,623,301	1,641,227	1,659,807
Vessels under capital leases, at cost, less
accumulated depreciation	89,040	90,500	91,776
Advances on newbuilding contracts	379,035	298,362	237,647

Total vessels and equipment	2,091,376	2,030,089	1,989,230

Investment in and advances to equity accounted joint ventures	885,550	851,807	891,478
Net investments in direct financing leases	653,673	661,764	666,658
Other assets	42,343	42,897	44,679
Derivative assets	1,958	—	441
Intangible assets – net	83,219	85,433	87,646
Goodwill – liquefied gas segment	35,631	35,631	35,631

Total assets	4,005,010	3,925,193	3,964,418

LIABILITIES AND EQUITY
Current
Accounts payable	771	1,200	643
Accrued liabilities	29,561	31,161	39,037
Unearned revenue	16,704	18,271	16,565
Current portion of long-term debt	154,631	117,677	157,235
Current obligations under capital lease	61,354	62,456	4,422
Current portion of in-process contracts	9,296	8,084	4,736
Current portion of derivative liabilities	39,476	36,562	57,678
Advances from affiliates	35,274	52,749	43,205

Total current liabilities	347,067	328,160	323,521

Long-term debt	1,805,778	1,735,394	1,766,889
Long-term obligations under capital lease	—	—	59,128
Long-term unearned revenue	32,178	32,561	33,938
Other long-term liabilities	73,833	73,546	74,734
In-process contracts	25,773	28,246	32,660
Derivative liabilities	152,633	170,055	126,177

Total liabilities	2,437,262	2,367,962	2,417,047

Equity
Limited partners	1,493,532	1,489,685	1,482,647
General Partner	56,767	56,658	56,508
Accumulated other comprehensive loss	(1,095)	(2,014)	(1,403)

Partners’ equity	1,549,204	1,544,329	1,537,752
Non-controlling interest (1)	18,544	12,902	9,619

Total equity	1,567,748	1,557,231	1,547,371

Total liabilities and total equity	4,005,010	3,925,193	3,964,418

(1)

Non-controlling interest includes: a 30 percent equity interest in the RasGas II Joint Venture (which owns three LNG carriers); a 31 percent equity interest in Teekay BLT Corporation (a joint venture which owns two LNG carriers); and a one percent equity interest in two LNG carriers (Arctic Spirit and Polar Spirit), the Excalibur joint venture (which owns one LNG carrier), six LPG/Multigas carriers that are chartered out to Skaugen, and two LNG carriers chartered out to Awilco LNG ASA (Awilco), which in each case represents the ownership interest not owned by the Partnership.

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Teekay LNG Partners L.P.

Consolidated Statements of Cash Flows

(in thousands of U.S. Dollars)

	Six Months Ended
	June 30,	June 30,
	2015	2014
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	130,086	91,008
Non-cash items:
Unrealized (gain) loss on derivative instruments	(12,050)	4,368
Depreciation and amortization	46,778	47,640
Unrealized foreign currency exchange gain	(20,051)	(66)
Equity income, net of dividends received of $45,000 (2014 – $2,600)	(2,060)	(50,690)
Amortization of deferred debt issuance costs and other	(1,475)	742
Change in operating assets and liabilities	(20,767)	9,452
Expenditures for dry docking	(1,424)	(7,931)

Net operating cash flow	119,037	94,523

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	233,175	209,215
Debt issuance costs	(1,796)	—
Scheduled repayments of long-term debt	(66,600)	(48,320)
Prepayments of long-term debt	(90,000)	(130,000)
Scheduled repayments of capital lease obligations	(2,196)	(3,396)
Proceeds from equity offerings, net of offering costs	16,166	—
Increase in restricted cash	(9,930)	(1,197)
Cash distributions paid	(127,239)	(117,803)
Novation of derivative liabilities	—	2,985
Dividends paid to non-controlling interest	—	(7,295)

Net financing cash flow	(48,420)	(95,811)

INVESTING ACTIVITIES
Additional capital contributions in equity accounted investments	(3,235)	(1)
Repayments by equity accounted joint ventures	13,987	—
Receipts from direct financing leases	9,063	5,114
Expenditures for vessels and equipment	(143,080)	(21,648)

Net investing cash flow	(123,265)	(16,535)

Decrease in cash and cash equivalents	(52,648)	(17,823)
Cash and cash equivalents, beginning of the period	159,639	139,481

Cash and cash equivalents, end of the period	106,991	121,658

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Teekay LNG Partners L.P.

Appendix A – Specific Items Affecting Net Income

(in thousands of U.S. Dollars)

Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	June 30,	June 30,
	2015	2014
	(unaudited)	(unaudited)
Net income – GAAP basis	63,735	47,912
Less:
Net income attributable to non-controlling interests	(5,642)	(4,263)

Net income attributable to the partners	58,093	43,649
Add (subtract) specific items affecting net income:
Unrealized foreign currency exchange losses (gains)(1)	8,722	(265)
Unrealized (gains) losses from derivative instruments(2)	(18,207)	6,091
Unrealized gains from non-designated
derivative instruments and other items
from equity accounted investees(3)	(8,476)	(8,793)
Amended charter contract in equity accounted investee(4)	(2,626)	—
Non-controlling interests’ share of items above(5)	1,958	1,906

Total adjustments	(18,629)	(1,061)

Adjusted net income attributable to the partners	39,464	42,588

(1)

Unrealized foreign exchange losses (gains) primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized (gains) losses on the cross-currency swaps economically hedging the Partnership’s NOK bonds and excludes the realized gains/(losses) relating to the cross currency swaps for the NOK bonds.

(2)	Reflects the unrealized (gains) losses due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.
(3)

Reflects the unrealized gains due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes and any ineffectiveness for derivative instruments designated as hedges for accounting purposes within the Partnership’s equity-accounted investments. See note 1 to the Consolidated Statements of Income and Comprehensive Income included in this release for further details.

(4)

Reflects the impact related to years prior to 2015 resulting from amended charter contracts associated with the Partnership’s 33 percent interest in four LNG carriers servicing the Angola LNG project. The charterer agreed to amend the charter contract to a cost pass-through basis retroactive to 2011, resulting in the inclusion of a cumulative adjustment from 2011 which increased equity income in the quarter ended June 30, 2015.

(5)

Items affecting net income include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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Teekay LNG Partners L.P.

Appendix B – Reconciliation of Non-GAAP Financial Measures Distributable Cash Flow (DCF)

(in thousands of U.S. Dollars)

Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from derivatives, distributions relating to equity financing of newbuilding installments, equity income, adjustments for direct financing leases to a cash basis, and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net income.

	Three Months Ended	Three Months Ended
	June 30, 2015	June 30, 2014
	(unaudited)	(unaudited)
Net income:	63,735	47,912
Add:
Depreciation and amortization	23,209	23,530
Partnership’s share of equity accounted joint ventures’ DCF net of estimated maintenance and capital expenditures(1)	26,394	29,411
Unrealized foreign exchange loss (gain)	8,722	(265)
Direct finance lease payments received in excess of revenue recognized	4,465	4,256
Distributions relating to equity financing of newbuildings	4,097	1,822
Less:
Unrealized (gain) loss on derivatives	(18,207)	6,091
Estimated maintenance capital expenditures	(11,778)	(11,632)
Equity income	(29,002)	(32,924)
Deferred income tax and other non-cash items	(648)	(2,447)

Distributable Cash Flow before Non-controlling interest	70,987	65,754
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(5,219)	(4,258)

Distributable Cash Flow	65,768	61,496

(1)

The estimated maintenance capital expenditures relating to the Partnership’s share of equity accounted joint ventures for the three months ended June 30, 2015 and 2014 were $7.2 million and $7.3 million, respectively.

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Teekay LNG Partners L.P.

Appendix C – Reconciliation of Non-GAAP Financial Measures

Net Voyage Revenues

(in thousands of U.S. Dollars)

Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net voyage revenues is included because certain investors use this data to measure the financial performance of shipping companies. Net voyage revenues is not required by GAAP and should not be considered as an alternative to voyage revenues or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended June 30, 2015
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	77,466	21,142	98,608
Voyage expenses	—	(373)	(373)

Net voyage revenues	77,466	20,769	98,235

	Three Months Ended June 30, 2014
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	77,602	23,721	101,323
Voyage expenses	(705)	(462)	(1,167)

Net voyage revenues	76,897	23,259	100,156

Teekay LNG Partners L.P.

Appendix D – Supplemental Segment Information

(in thousands of U.S. Dollars)

	Three Months Ended June 30, 2015
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues (See Appendix C)	77,466	20,769	98,235
Vessel operating expenses	(16,127)	(7,975)	(24,102)
Depreciation and amortization	(18,004)	(5,205)	(23,209)
General and administrative	(5,514)	(1,554)	(7,068)

Income from vessel operations	37,821	6,035	43,856

	Three Months Ended June 30, 2014
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues (See Appendix C)	76,897	23,259	100,156
Vessel operating expenses	(14,746)	(9,574)	(24,320)
Depreciation and amortization	(17,888)	(5,642)	(23,530)
General and administrative	(4,460)	(1,794)	(6,254)

Income from vessel operations	39,803	6,249	46,052

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Teekay LNG Partners L.P.

Appendix E – Reconciliation of Non-GAAP Financial Measures

Cash Flow from Vessel Operations from Consolidated Vessels

(in thousands of U.S. Dollars)

Cash flow from vessel operations from consolidated vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts included in voyage revenues, and includes (c) adjustments for direct financing leases to a cash basis, realized gains or losses on the Toledo Spirit derivative contract, and the revenue for two Suezmax tankers recognized to a cash basis. The Partnership’s direct financing leases for the periods indicated relates to the Partnership’s 69 percent interest in two LNG carriers, the Tangguh Sago and Tangguh Hiri, and the two LNG carriers acquired from Awilco. The Partnership’s cash flow from vessel operations from consolidated vessels does not include the Partnership’s cash flow from vessel operations from its equity accounted joint ventures. Cash flow from vessel operations is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s consolidated vessels. Cash flow from vessel operations from consolidated vessels is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended June 30, 2015
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix D)	37,821	6,035	43,856
Depreciation and amortization	18,004	5,205	23,209
Amortization of in-process revenue contracts included in
voyage revenues	—	(278)	(278)
Direct finance lease payments received in excess of revenue recognized	4,465	—	4,465
Cash flow adjustment for two Suezmax tankers(1)	—	504	504

Cash flow from vessel operations from consolidated vessels	60,290	11,466	71,756

	Three Months Ended June 30, 2014
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix D)	39,803	6,249	46,052
Depreciation and amortization	17,888	5,642	23,530
Amortization of in-process revenue contracts included in
voyage revenues	—	(278)	(278)
Direct finance lease payments received in excess of revenue recognized	4,256	—	4,256
Realized loss on Toledo Spirit derivative contract	—	(224)	(224)
Cash flow adjustment for two Suezmax tankers(1)	—	(1,686)	(1,686)

Cash flow from vessel operations from consolidated vessels	61,947	9,703	71,650

(1)

The Partnership’s charter contracts for two of its Suezmax tankers, the Bermuda Spirit and Hamilton Spirit, were amended in 2012, which had the effect of reducing the daily charter rates by $12,000 per day for a duration of 24 months ended September 30, 2014. The cash impact of the change in hire rates is not fully reflected in the Partnership’s statements of income and comprehensive income as the change in the lease payments is being recognized on a straight-line basis over the term of the lease.

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Teekay LNG Partners L.P.

Appendix F – Reconciliation of Non-GAAP Financial Measures

Cash Flow from Vessel Operations from Equity Accounted Vessels

(in thousands of U.S. Dollars)

Cash flow from vessel operations from equity accounted vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts, (c) gain on sale of vessels and includes (d) adjustments for direct financing leases to a cash basis. Cash flow from vessel operations from equity accounted vessels is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s equity accounted joint ventures. Cash flow from vessel operations from equity-accounted vessels is not required by GAAP and should not be considered as an alternative to equity income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended June 30, 2015		Three Months Ended June 30, 2014
	(unaudited)		(unaudited)
	At 100%	Partnership’s Portion(1)	At 100%	Partnership’s Portion(1)
Net voyage revenues	147,118	65,940	154,330	71,534
Vessel operating expenses	(40,977)	(19,114)	(45,505)	(21,398)
Depreciation and amortization	(22,833)	(11,565)	(22,970)	(11,643)
Gains on sale of vessels	—	—	19,543	9,772

Income from vessel operations of equity accounted vessels	83,308	35,261	105,398	48,265
Interest expense – net	(19,341)	(9,013)	(19,888)	(9,250)
Realized and unrealized gain (loss) on derivative instruments	10,253	3,363	(17,355)	(5,793)
Other expense – net	(1,264)	(609)	(501)	(298)

Net income / equity income of equity accounted vessels	72,956	29,002	67,654	32,924

Income from vessel operations	83,308	35,261	105,398	48,265
Depreciation and amortization	22,833	11,565	22,970	11,643
Gains on sale of vessels	—	—	(19,543)	(9,772)
Direct finance lease payments received in excess of revenue recognized	8,296	3,010	7,697	2,792
Amortization of in-process revenue contracts	(3,719)	(1,894)	(4,002)	(2,034)

Cash flow from vessel operations from equity accounted vessels	110,718	47,942	112,520	50,894

(1)

The Partnership’s equity accounted vessels for the three months ended June 30, 2015 and 2014 include: the Partnership’s 40 percent interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent interest in the Excalibur and Excelsior joint ventures, which owns one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent interest in Malt LNG Netherlands Holding B.V., the joint venture between the Partnership and Marubeni Corporation, the Partnership’s 50 percent interest in Exmar LPG BVBA, which owns and in-charters 24 vessels, including eight newbuildings, as at June 30, 2015, and 25 vessels, including 10 newbuildings, as at June 30, 2014; the Partnership’s 30 percent interest in two LNG carrier newbuildings and 20 percent interest in two LNG carrier newbuildings for BG Group acquired in June 2014; and the Partnership’s 50 percent interest in six LNG newbuildings in the joint venture between the Partnership and China LNG Shipping (Holdings) Limited established in July 2014.

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Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s expected future revenues and remaining average contract duration; fundamentals in the liquefied gas industry; the delivery timing and total cost of newbuilding vessels, the commencement of related time charter contracts and the effect of these contracts on the Partnership’s distributable cash flows; the timing and certainty of BP contracting one additional LNG carrier on similar terms as the first vessel; expected fuel-efficiency and emission levels associated with the MEGI engines; the timing and certainty of exercising the Partnership’s existing option to order one additional MEGI LNG carrier newbuilding; the outcome of the Partnership’s dispute over the Magellan Spirit offhire incident and claimed charter contract termination; the Partnership’s access to competitive bank financing; and the timing of the commencement of operations of the Freeport LNG project and the expected total LNG production capacity of the project. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential shipyard construction delays, newbuilding specification changes or cost overruns; changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Teekay LNG fleet; the inability of charterers to make future charter payments; the inability of the Partnership to renew or replace long-term contracts on existing vessels; actual performance of the MEGI engines; factors affecting the outcome of the Partnership’s dispute over the Magellan Spirit; the Partnership’s ability to raise financing for its existing newbuildings or to purchase additional vessels or to pursue other projects; timely completion of the Freeport LNG project as currently designed; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2014. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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